NEWS RELEASE
Enbridge Inc. to Webcast 2010 Third Quarter Financial Results
CALGARY, Alberta, October 18, 2010 — Enbridge Inc. will host a webcast conference call to discuss its 2010 third quarter financial results as follows:

Event:	Enbridge Inc. 2010 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 3, 2010

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time
Within North America, the toll-free call in number is 1-866-770-7146. Interested parties outside North America can call in to
+1-617-213-8068. The access code is 75461254. To register for the webcast, interested parties are invited to visit enbridge.com/InvestorRelations.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The audio replay will be available at toll-free 1-888-286-8010 or +1-617-801-6888 for 7 days following the call. The access code for the replay is 46753866.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge:
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to

Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Investment Community	Enbridge Inc. — Media

Guy Jarvis	Jennifer Varey
(403) 231-5719	(403) 508-6563/(888) 992-0997
Email: guy.jarvis@enbridge.com	Email: jennifer.varey@enbridge.com